UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          REZconnect Technologies, Inc.
                          -----------------------------
                                (Name of Issuer)

                   Common Stock, par value of $.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    297868101
                                    ---------
                                 (CUSIP Number)

                             Gerard S. DiFiore, Esq.
                                 Reed Smith LLP
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                (p) 973.621.3179
                                (f) 973.621.3199
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                        -

                                December 8, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

 CUSIP Number: 297868101
               ---------

         1) Name of Reporting Person and S.S. or I.R.S. Identification Nos. of Above Person:

            Name: Great River Enterprises, LP#1 ("Great River") (1)
            T.I.N.:  37-1391763

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)                                                            [X]
            (b)                                                            [ ]

         3) SEC Use Only

         4) Source of Funds (See Instructions):                             00

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                             [ ]

         6) Citizenship or Place of Organization:  Illinois

          Number of                   (7)      Sole Voting Power:                    179,700 (2)
          Shares Beneficially         (8)      Shared Voting Power                16,665,996 (3)
          Owned by Each               (9)      Sole Dispositive Power:               179,700 (2)
          Reporting Person With      (10)      Shared Dispositive Power                    0

        11) Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:
                                                                                  16,845,696(3)(4).

        12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                             [ ]

        13) Percent of Class Represented by Amount in Row (11):                        72.8%(3)(4)
        --                                                ---                          ----

        14) Type of Reporting Person (See Instructions):                   PN

(1) J. Lloyd Tomer is the sole stockholder of a corporation that is the general partner of Great River, a partnership that owns the shares being reported.

(2) This number includes: (i) 79,700 shares of Issuer's common stock, $.001 par value per share (the "Common Stock") r/n/o J. Lloyd Tomer and (ii) non-qualified stock options to purchase up to 100,000 shares of Common Stock at a per share exercise price of $1.00.

(3)     This number includes the following shares of stock held by Great River:
        (i) 3,947,559 shares of Common Stock and (ii) 2,174,279 shares of the Issuer's Series B Convertible Preferred Stock ("Series B Stock") that are convertible on a one for one basis for Common Stock. This number also includes 10,544,158 shares of Common Stock and Series B Stock of which Great River may be deemed to be the beneficial owner pursuant to the Stockholders' Agreement dated as of December 8, 2004 (the "Stockholders' Agreement") by and among Michael Brent, Derek Brent, Great River, J. Scott Tomer and J. Kim Sorensen. See Items 4 and 6 for a full explanation of the Stockholders' Agreement. Great River disclaims beneficial ownership of 10,544,158 shares of Common Stock and Series B Stock that are subject to the Stockholders' Agreement.

(4) This number includes 79,700 shares of Common Stock held directly by J. Lloyd Tomer and non-qualified stock options to purchase up to 100,000 shares of Common Stock; all of which are not subject to the terms and conditions of the Stockholders' Agreement.

CUSIP Number: 297868101
              ---------

         1) Name of Reporting Person and S.S. or I.R.S. Identification Nos. of Above Person:

            Name: J. Kim Sorensen
            Social Security No.: ###-##-####

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)                                                            [X]
            (b)                                                            [ ]

         3) SEC Use Only

         4)       Source of Funds (See Instructions):                      00


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to
                  Items 2(d) or 2(e)                                       [ ]

         6) Citizenship or Place of Organization: U.S. Citizen

          Number of                   (7)       Sole Voting Power:                   158,799(1)
          Shares Beneficially         (8)      Shared Voting Power                16,665,996(2)
          Owned by Each               (9)      Sole Dispositive Power:               158,799(1)
          Reporting Person With      (10)     Shared Dispositive Power                     0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                                  16,824,795(2)(3)

        12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                             [ ]

        13) Percent of Class Represented by Amount in Row (11):                       72.6%(2)(3)
                                                                                      ----

        14) Type of Reporting Person (See Instructions):                   IN

(1) This number includes: (i) 23,799 shares of common stock, $.001 par value per share ("Common Stock") which are held jointly by J. Kim Sorensen and his spouse and (ii) non-qualified stock options issued to Mr. Sorensen to purchase up to 100,000 shares of Common Stock at a per share exercise price of $1.00 and non-qualified stock options to purchase up to 35,000 shares of Common Stock at a per share exercise price of $2.00 (collectively referred to as the "Sorensen Options").

(2) This number includes the following number of shares of stock held by Mr. Sorensen: (i) 1,393,125 shares of common stock and (ii) 767,321 shares of Series B Convertible Preferred Stock ("Series B Stock") that are convertible on a one for one basis for Common Stock. This number also includes 14,505,550 shares of Common Stock and Series B Stock of which Mr. Sorensen may be deemed to be the beneficial owner pursuant to the Stockholders' Agreement dated December 8, 2004 (the "Stockholders' Agreement") by and among Michael Brent, Derek Brent, Great River Enterprises, LP #1, J. Scott Tomer and Mr. Sorensen. See Items 4 and 6 for a full explanation of the Stockholders' Agreement. Mr. Sorensen disclaims beneficial ownership of 14,505,550 shares of Common Stock and Series B Stock that are subject to the Stockholders' Agreement.

(3) This number includes 23,799 shares of Common Stock held jointly by J. Kim Sorensen and his spouse and the 135,000 shares of Common Stock underlying Sorensen Options; all of which are not subject to the terms and conditions of the Stockholders' Agreement.

CUSIP Number: 297868101
              ---------

         1) Name of Reporting Person and S.S. or I.R.S. Identification Nos. of Above Person:

            Name: J. Scott Tomer
            Social Security No.:  ###-##-####

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)                                                            [X]
            (b)                                                            [ ]

         3) SEC Use Only

         4) Source of Funds (See Instructions):                            00


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                             [ ]

         6) Citizenship or Place of Organization: U.S. Citizen

         Number of                    (7)     Sole Voting Power:                     135,000(1)
         Shares Beneficially          (8)     Shared Voting Power                 16,665,996(2)
         Owned by Each                (9)     Sole Dispositive Power:                135,000(1)
         Reporting Person With       (10)     Shared Dispositive Power                     0

        11)  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:
                                                                                  16,800,996(2)(3).


        12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                             [ ]

        13) Percent of Class Represented by Amount in Row (11):                        72.5%(2)(3)
                                                                                       ----

        14) Type of Reporting Person (See Instructions):                   IN

(1) This number includes non-qualified stock options to purchase up to 100,000 shares of Common Stock at a per share exercise price of $1.00 and non-qualified stock options to purchase up to 35,000 shares of Common Stock at a per share exercise price of $2.00 (collectively referred to herein as the "Tomer Options").

(2)     This number  includes  the  following  shares of stock held by J. Scott
        Tomer: (i) 1,393,125 shares of common stock, $.001 par value per share ("Common Stock") and (ii) 767,321 shares of Series B Convertible Preferred Stock ("Series B Stock") that are convertible on a one for one basis for Common Stock. This number also includes 14,505,550 shares of Issuer Common Stock and Series B Stock of which J. Scott Tomer may be deemed to be the beneficial owner pursuant to the Stockholders' Agreement dated December 8, 2004 (the "Stockholders' Agreement") by and among Michael Brent, Derek Brent, Great River Enterprises, LP #1, J. Kim Sorensen and Mr. Tomer. See Items 4 and 6 for a full explanation of the Stockholders' Agreement. J. Scott Tomer disclaims beneficial ownership of 14,505,550 shares of Common Stock and Series B Stock that are subject to the Stockholders' Agreement.

(3) This number includes 135,000 shares of Common Stock underlying the Tomer Options which are not subject to the terms and conditions of the Stockholders Agreement.

Item 1.    Security and Issuer
           -------------------

         This Statement of Beneficial Ownership (the "Original Statement"), relates to the common stock, par value of $.001 per share ("Common Stock") and Series B Convertible Preferred Stock, $.001 par value per share ("Series B Stock") of REZconnect Technologies, Inc., a New York corporation (the "Issuer"), whose principal executive offices are 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. This Original Statement is being filed by Great River Enterprises, LP #1 ("Great River"), J. Kim Sorensen ("Sorensen") and J. Scott Tomer ("Tomer") (collectively Great River, Sorensen and Tomer shall be referred to herein as the "Reporting Parties" and each a "Reporting Party") in connection with the receipt by the Reporting Parties of Common Stock and Series B Stock of the Issuer as consideration for the merger transaction set forth below.

Item 2.    Identity and Background
           -----------------------

       (a) Name                                 Great River Enterprises, LP#1
                                                J. Kim Sorensen
                                                J. Scott Tomer

       (b) Address for all Reporting Parties    200 West Third Street- Suite 600
                                                Alton, Illinois 62002

       (c) Title                                Great River -  None(5)
                                                Sorensen - Treasurer
                                                Tomer - President

       (d) Conviction                           No

       (e) Civil Proceedings                    No

       (f)                                      Great River - formed in Illinois
                                                Sorensen - U.S. Citizen
                                                Tomer - U.S. Citizen

 (5) Great River holds no title, but J. Lloyd Tomer is Chairman of the Board of Directors of the Issuer.

Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

         Pursuant to a stock for stock merger, the Reporting Parties received Common Stock and Series B Stock in exchange for all of their shares of common stock, no par value ("YTB Common Stock"), of Yourtravelbiz.com, Inc. ("YTB"). The terms of the Merger are described in more detail in Item 4 below.

Item 4.    Purpose of Transaction
           ----------------------

         Pursuant to the Merger and Stock Exchange Agreement dated September 17, 2004, as amended November 19, 2004 (the "Merger Agreement") by and among the Issuer, YTB and the stockholders of YTB, the stockholders of YTB (including the Reporting Parties) acquired both Common Stock and Series B Stock in exchange for all of the outstanding YTB Common Stock. As a result of the merger (the "Merger"), the stockholders of YTB acquired slightly more than 50% of the outstanding Common Stock of the Company (assuming the conversion of the Series B Stock into Common Stock). Each share of Series B Stock is convertible into one share of Common Stock, subject to adjustment, and has voting rights on an as converted basis. The number of people sitting on the board of directors of the Issuer (the "Board") has now changed to include the Reporting Parties and/or their designee, all as described in Item 5 below.


Item 5.    Interest in Securities of the Issuer
           ------------------------------------

         (a) Aggregate Number and %: See description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

         (b) Power to Vote or Dispose of Shares: See description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

         (c) Transactions within Prior 60 days: No transactions have been effected between the Issuer and Reporting Parties beyond those described in Items 3 and 4. The information contained in Items 3 and 4 are hereby incorporated by reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6.    Contracts, arrangements, understandings or relationships with respect
           ---------------------------------------------------------------------
           to securities of the Issuer.
           ---------------------------

            Pursuant to the Merger Agreement, the Reporting Parties, along with certain principal stockholders of the Issuer, entered into a stockholders' agreement (the "Stockholders' Agreement") which addressed corporate governance of the Issuer and related issues following the closing of the Merger. The Stockholders' Agreement consisted of the following two groups: (i) Michael Brent and Derek Brent (constituting on the one hand the "Brent Group") and (ii) the principal stockholders of YTB consisting of Reporting Parties (constituting on the other hand the "Tomer Group"). The substantive terms of the Stockholders' Agreement are as follows and all capitalized terms not otherwise defined herein have the meanings given them in the Stockholders' Agreement:

Number of Directors: The Issuer will be governed by a Board of Directors initially consisting of six (6) members. Within ninety (90) days after the Closing of the Merger (unless such date is mutually extended by the parties to this Agreement), the Board of Directors shall be increased to nine (9) members in order to add the Tomer Group Independent Director, the Brent Group Independent Director and the Outside Independent Director, as each term is defined below. The number of Board members may not be increased or decreased except as provided for in the Stockholders' Agreement.

Nomination and Election of Directors: For so long as the Tomer Group beneficially owns at least 20% of the shares of Common Stock held by them on the date the Stockholders' Agreement was executed, they shall be entitled to nominate and have elected three (3) directors acceptable to them in their sole discretion (the "Tomer Group Directors"); and one (1) director (the "Tomer Group Independent Director") who must satisfy the standards of independence established by the American Stock Exchange or such other national securities exchange or interdealer quotation system on which the Issuer's common stock is listed or traded (the "Exchange"). For so long as the Brent Group beneficially owns at least 20% of the shares of Common Stock held by them on the date the Stockholders' Agreement was executed, they shall be entitled to nominate and have elected three (3) directors acceptable to them in their sole discretion (the "Brent Group Directors"); and one (1) director (the "Brent Group Independent Director") who shall satisfy the standards of independence established by the Exchange. The Tomer Group Independent Director and the Brent Group Independent Director shall select one (1) additional director (the "Outside Independent Director") who must satisfy the standards of independence established by the Exchange.

Certain Actions Requiring Majority Stockholder Approval: For so long as the Brent Group and the Tomer Group shall collectively own shares constituting at least 20% of the Common Stock then outstanding, without either: (A) the prior unanimous vote of the Brent Group Directors and the Tomer Group Directors; or
(B) the prior  affirmative  vote of at least 75% of the  shares of Common  Stock then beneficially owned by the Tomer Group and the Brent Group taken collectively (either of (A) or (B) being referred to as a "Majority Vote"), the Issuer shall not, and the Brent Group Directors and the Tomer Group Directors shall use their respective best efforts to preclude the Issuer and each subsidiary of the Issuer, whether directly or indirectly, from taking certain enumerated actions, including but not limited to:

         (i) any form of stock issuance; purchase or otherwise acquire any significant business or assets;

         (ii) sell, lease assign or otherwise transfer all or substantially all of the Issuer's assets; enter into any agreement or cause or permit the Issuer or a subsidiary to enter into any agreement for a merger, consolidation, sale or dissolution of the Issuer and/or any subsidiary;

        (iii)     amend,   modify,   alter  or  repeal  the   Issuer's   or  any
                  subsidiary's Articles of Incorporation or Bylaws;

         (iv) effect any public offering of the Issuer's or a subsidiary's securities;

         (v) amend or modify the terms of the Stockholders' Agreement; alter the size or composition of the Board of Directors of the Issuer;

         (vi) or incur debt or guarantee any third party obligations in an amount above $50,000.

Removal of Directors: Except as otherwise provided in the Stockholders' Agreement, each party to the Stockholders' Agreement agrees not to take any action or to cause the Issuer to take any action to remove, with or without cause, any director of the Issuer. Notwithstanding the foregoing, the Brent Group and/or the Brent Group Directors at all times have the right to recommend the removal, with or without cause, of the Brent Group Directors and the Brent Group Independent Director; and the Tomer Group and the Tomer Group Directors have the right to recommend the removal, with or without cause, of any Tomer Group Director and the Tomer Group Independent Director. If the removal of any director is recommended as provided in the Stockholders' Agreement, then a special meeting of stockholders is required to be held (or action by written consent without a meeting), for the purpose of removing such director, and each of the parties to Stockholders' Agreement agree to vote all of their respective shares (or to execute a written consent in respect of all such shares) for the removal of such director.

Vacancies: At any time a vacancy exists on the Board of Directors, the remaining directors (if any) representing the Brent Group or Tomer Group whose Board seat is vacant shall have the right to designate and elect the person to fill such vacancy. If no directors representing such respective group remain as a result of such vacancy, the Brent Group or Tomer Group, as applicable, shall have the right to designate and elect the person to fill such vacancy. The Stockholders' Agreement also provides that to the extent required by law, (i) all directors on the Board and (ii) all holders of shares who are parties to the Stockholders' Agreement, are required to vote in favor of electing such designated director to fill the vacancy.

Covenant to Vote: Each of the parties to the Stockholders' Agreement agrees to vote, in person or by proxy, all of the shares beneficially owned by such stockholder, at any annual or special meeting of stockholders of the Issuer called for the purpose of voting on the election of directors or by consensual action of stockholders without a meeting with respect to the election of directors, in favor of the election of the director(s) nominated by the Brent Group and the Tomer Group, respectively, as the case may be, in accordance with the Stockholders' Agreement. Each party to the Stockholders' Agreement is required to vote the shares owned by such party and shall take all other actions necessary to ensure that the Issuer's Articles of Incorporation and By-Laws do not at any time conflict with the provisions of the Stockholders' Agreement.

Quorum: No action shall be taken at any meeting of the Board of Directors of the Issuer, except for the adjournment of such meeting, unless at least two Tomer Group Directors; two Brent Group Directors (and once of the Independent Directors have been identified and elected) at least one (1) Independent Director shall be present. For purposes of a quorum, any director may be present at any meeting in person, by means of telephone or similar communications equipment by means of which each person participating in the meeting can hear and speak to each other or, to the extent permitted under applicable law, by proxy or by nominee director. No action shall be taken at any meeting of stockholders of the Issuer unless a majority of the shares of Common Stock beneficially owned by the Tomer Group and the Brent Group are represented at the meeting, in person or by proxy.

Committees of the Board: The Board shall appoint such committees, including an audit committee and a compensation committee, as shall be permissible under
Section 712 of the Business Corporation Law of the State of New York (or such successor provisions of the Delaware General Corporation Law following the Issuer's planned reincorporation into Delaware) and the rules of the Exchange and as the Board shall deem reasonable and necessary and as shall be required by the Exchange. Unless Exchange rules shall otherwise require and subject to the formation and composition of the Subsidiary Committees (as defined in the Stockholders' Agreement), at least half of the members of any such committee shall be comprised of Tomer Group Directors, provided, that if the Board creates an executive committee, one member of such committee must be a Brent Group Director.

Amendment of the By-Laws: As one of the closing conditions for the Merger, the Board of Directors amended the By-Laws of the Issuer to create committees of the Board ("Subsidiary Committees") which will have the authority to vote all of the shares of common stock of the respective subsidiaries held by the Issuer. Specifically, the member of each Subsidiary Committee will have the following make-up: YourTravelBiz.com, Inc (two Tomer Group and two Brent Group Directors); REZconnect Technologies, Inc. (three Brent Group and two Tomer Group Directors); and Your Travel Network, Inc. (two Brent Group and two Tomer group Directors as well as one Outside Independent Director). Upon the Issuer's Board of Directors being increased to nine (9) members including the appointment of the Outside Independent Director, the Board of Directors of the YTB Travel Network, Inc. subsidiary will be increased to five (5) members and the Outside Independent Director will be appointed to serve on such Board.

Item 7.    Material to be filed as Exhibits
           --------------------------------

Number    Description
------    -----------
99.1      Amended Merger and Stock Exchange Agreement dated November 19, 2004
99.2      Stockholders' Agreement dated December 8, 2004


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Great River Enterprises, LP #1

By:
   ---------------------------------
   J. Lloyd Tomer, Authorized Person

------------------------------------
J. Scott Tomer, Individually

------------------------------------
J. Kim Sorensen, Individually

Dated:  January 18, 2005

                                  EXHIBIT INDEX

Number    Description
------    -----------
99.1      Amended Merger and Stock Exchange Agreement dated November 19, 2004*
99.2      Stockholders' Agreement dated December 8, 2004*

*Previously filed by the Issuer as an Exhibit on Form 8-K, on December 14, 2005.